[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2030	rgarabedian@luselaw.com

November 2, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Todd Schiffman, Esq.
Mail Stop 4561

Re:	Kaiser Federal Financial Group, Inc. (Registration No. 333-146364)
Registration Statement on Form S-1

Dear Mr. Schiffman:

          On behalf of Kaiser Federal Financial Group, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated October 24, 2007, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The responses correspond to the numbered comments in the comment letter. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”). The Prospectus also includes a “Recent Developments” section. The Amended S-1 has been blacklined to reflect changes from the original filing.

Form S-1
Prospectus cover page

1.	Revise the first paragraph to disclose the Company’s current trading market and the market price as of the most recent practicable date.

Please see the revised disclosure on the prospectus cover page.

2.

Revise the penultimate sentence before the table to clarify that there may be a community offering concurrent with or after the subscription offering and that may be followed by a syndicated community offering.

Securities and Exchange Commission
November 2, 2007

          Please see the revised disclosure on the prospectus cover page.

Summary
Kaiser Federal Bank, page 1

3.

Revise the second paragraph to disclose the dollar amount and type of loans purchased during the last full year through June 30, 2007. In addition, advise the staff if there are any current plans, arrangements or understanding to purchase any loans, and, if so, briefly describe.

Please see the revised disclosure on page two of the prospectus. Kaiser Federal Bank has no current plans, arrangements or understandings to purchase any loans.

Business Strategy, page 3

4.	Revise the fourth bullet to indicate whether the anticipated increase in commercial real estate and multi-family loans will be by originations or purchases.

Please see the revisions to the fourth bullet on page three.

After-Market Performance Information, page 8

5.

Supplementally advise the staff if any of the companies listed had a trading market before the second step conversion, and, if so, advise us of the trading price at the date of announcement of the second step conversion or another applicable date.

Institution	Trading Price at Date of Announcement	Announcement Date	Exchange

Abington Bancorp, Inc. (ABBC)	$19.48	11/30/06	Nasdaq
People’s United Financial, Inc. (PBCT)	39.97	9/20/06	Nasdaq
Osage Bancshares, Inc. (OSBK)	19.00	7/21/06	Nasdaq
Westfield Financial, Inc. (WFD)	7.53	6/20/06	Nasdaq
Citizens Community Bancorp, Inc. (CZWI)	14.25	4/20/06	Nasdaq
Liberty Bancorp, Inc. (LBCP)	31.00	12/22/05	Nasdaq
First Clover Leaf Financial Corp. (FCLF)	6.96	2/3/06	Nasdaq
Monadnock Bancorp, Inc. (MNKB)	10.00	2/9/06	Otcbb
New England Bancshares, Inc. (NEBS)	6.61	7/11/05	Nasdaq
American Bancorp of New Jersey, Inc. (ABNJ)	8.43	5/18/05	Nasdaq
Hudson City Bancorp, Inc. (HCBK)	12.60	12/16/04	Nasdaq
First Federal of Northern Michigan (FFNM)	13.80	11/15/04	Nasdaq
Rome Bancorp, Inc. (ROME)	14.67	11/16/04	Nasdaq

Securities and Exchange Commission
November 2, 2007

6.

Noting that existing holders will retain their percentage ownership (assuming no additional purchases) but may lose market value as a result of the exchange (price may drop from current market price as a result of additional share issuance), revise to add a risk factor and address this issue. In addition, confirm to us that this disclosure will also be in the proxy statement to be used in connection with obtaining authority for the second step conversion.

A new risk factor has been added entitled “The Market Value of Kaiser Federal Financial Group, Inc. Common Stock Received In The Share Exchange May Be Less Than The Market Value Of K-Fed Bancorp Common Stock Exchanged” beginning on page 25. This risk factor was already contained in the proxy statement/prospectus on page 42.

Benefits to Management, page 9

7.

Noting in the last sentence on page 9 that the benefit plans may not be adopted until after one year, revise to indicate the Company’s current intention as to whether they will adopt the plans prior to or after one year. Also, indicate if shareholder approval will be required if the Company waits beyond one year. If the Company remains undecided, add a risk factor and discuss the potential significant increase in compensation costs, dilution (if authorized but unissued shares are used), and number of shares authorized in the benefit plans, that may result from adopting the plans after the one year period as well as whether or not shareholder approval will be required.

Please see the revised discussion under “Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion – Stock-Based Incentive Plan” beginning on page nine for a discussion regarding the timing of the adoption of a stock-based incentive plan and the necessity of stockholder approval. Revised disclosure has also been added to the risk factors entitled “The Implementation Of The Stock-Based Incentive Plan May Dilute Your Ownership Interest” and “Additional Expenses Following The Conversion From the Compensation And Benefit Expenses Associated With The Implementation Of The New Stock-Based Incentive Plan Will Adversely Affect Our Profitability” on page 28 to address the additional expense and potential dilution in the event the plan is adopted more than one year following completion of the conversion.

Risk factors, page 20

8.

Revise to add a risk factor for the Nasdaq deficiency letter recently received related to the resignation of the financial expert on the audit committee. In this regard, address the cure period and the implications if not cured.

The Company appointed a new director on October 31, 2007 to replace Director Frank Nicewicz. Ms. Laura Weisshar will serve on the audit committee as the financial expert

Securities and Exchange Commission
November 2, 2007

under Nasdaq rules. Ms. Weisshar, in accordance with the Company’s bylaws, will run for re-election at the upcoming annual meeting of stockholders.

9.

Revise the last risk on page 20 to indicate whether the purchased loans are conforming, subprime or alt A and the percentage or amount of each. In addition, address the concentration risk of all these loans being collateralized by California properties and recent trends in housing values in the areas of California where the properties underlying the loans are located. In this regard, we note your disclosure in the fourth paragraph under “Market Area” on page 61.

Please see the revised disclosure to this risk factor on pages 20 and 21.

Our Policy Regarding Dividends, page 34

10.	Revise the second and third paragraphs to disclose the amounts available for dividends as of the most recent practicable date.

Please see the revised disclosure on page 41.

MD&A Expected Increase in Non-Interest Expense…, page 44

11.	Depending upon your response to our comment above regarding whether or not the benefit plans will be adopted within one year, revise as applicable with the information asked for in the comment above.

Please see the additional disclosure on page 53.

Liquidity, Capital Resources and Commitments, page 53

12.	Noting the decreasing capital ratios, net interest rate spreads and margins, ROA and ROE since 2005, revise to briefly address these issues as required by Item 303(a)(1) of Regulation S-K.

The Company has reviewed its liquidity position in light of this comment. The Company believes, that despite the compression of its spreads and margins, which have affected its ROA and ROE, that its existing disclosure adequately describes its liquidity position. The Company is not aware of any known trends, demands, contingencies, events or uncertainties that are reasonably likely to result in the Company’s liquidity increasing or decreasing in a material way. As noted in the disclosure, despite the decreases noted by the Staff, based on historical experience, the Company believes that it will have sufficient funds to meet its liquidity demands through deposits and borrowings. For example, in addition to its Federal Home Loan Bank advance access, the Company receives $15 million in cash every two weeks through payroll deposit from its depositors that are employees of Kaiser Health Care. In addition, since Kaiser Federal Bank’s loan

Securities and Exchange Commission
November 2, 2007

portfolio largely consists of purchased loans it can readily increase or decrease its loan funding by adjusting its loan purchase flow.

Management, page 98

13.	Revise to disclose the ages of the directors and executive officers on page 99.

The age of the directors and the executive officers is contained in the beneficial ownership table on page 122.

Executive Compensation Plan, page 101

14.	Noting the bonus paid to Kay Hoveland disclosed in the table on page 103, revise the disclosure here or advise the staff as to how this narrative reconciles with the bonus paid.

Please see the revised disclosure on page 110 of the prospectus regarding the ability to increase the dollar amount of an award to recognize exceptional performance.

General

15.	Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

This comment is acknowledged.

Proxy Statement for K-Fed Bancorp

16.	Make the applicable changes to the proxy statement from the comments above. Advise us as to what pages in the proxy have changed as a result of the comments above.

This comment is acknowledged. The following pages in the proxy statement/prospectus have changed as result of the comments 1-14 above: pages 20, 22, 27, 28, 37, 38, 45, 48, 56, 109 and 121, respectively.

Securities and Exchange Commission
November 2, 2007

          We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2030 or Benjamin Azoff of this office at (202) 274-2010 as soon as possible if it has any further comments.

Respectfully,

/s/ Richard S. Garabedian
Richard S. Garabedian

Enclosures
cc:	Michael Clampitt, Esq.
David Irving, CPA
Hugh West, CPA
Kay M. Hoveland, President and Chief Executive Officer
Dustin Luton, Chief Financial Officer
John F. Breyer, Jr., Esq.
Dave M. Muchnikoff, Esq.
Benjamin Azoff, Esq.